Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-177923
Dated July 19, 2012

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J.P. Morgan Asia-Pacific Equity Rotator 5 Index
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Performance Update - July 2012

OVERVIEW
The J.P. Morgan Asia-Pacific Equity Rotator 5 Index is a notional rules-based proprietary index that, on a monthly basis, tracks the excess return of a synthetic portfolio exposed to the Asia-Pacific region. Up to five constituents are chosen from eleven Asia-Pacific equity indices and an equity futures tracker and, if fewer than five Equity Constituents have been selected, the
J.P. Morgan U.S. Treasury Notes Futures Tracker. The strategy uses a 5%
volatility budgeting approach, above the return of the JPMorgan Chase Index USD
3 Month (the Cash Constituent).

Hypothetical and Actual Historical Performance -June 28, 2002 to June 29, 2012

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Key Features of the Index

o    Potential exposure to up to five of 11 investable underlyings across the
     Asia-Pacific region

o    Momentum style allocation to the five highest positive performing Equity
     Constituents, if any, and if there are fewer than five positive equity constituents, then the Bond Constituent

o    The weight for each Non-Cash Constituent is equal to the individual volatility allocation divided by the annualized realized volatility of that
     Constituent over the last month, subject to a maximum weight of 30% for an
     Equity Constituent and 100% for the Bond Constituent

o    The Index reflects the weighted performance of the Non-Cash Constituents in excess of the Cash Constituent

o    The Index is calculated in U.S. dollars and levels are published on
     Bloomberg under the ticker CIJPAER5

Recent Index Performance

---------------------------------------------------------------
                     June 2012 May 2012 April 2012 Year to Date
-------------------- --------- -------- ---------- ------------
Historical Return(1)  -1.06%    -4.26%   -0.39%      -3.94%
-------------------- --------- -------- ---------- ------------

Recent Index Composition

                       Hang Seng China                                                                                                                J.P. Morgan    J.P. Morgan US
                        Enterprises    MSCI Singapore MSCI Taiwan             SandP/ASX 200                 MSCI Indonesia MSCI Malaysia MSCI Thailand Indian Equity   Treasury Notes
       Hang Seng Index    Index         Free Index      Index     TOPIX Index Index       KOSPI 200 Index    Index         Index         Index       Futures Tracker Futures Tracker
------ --------------- --------------- -------------- ----------- ----------- ----------- --------------- -------------- ------------- ------------- --------------- ---------------
Jul-12   0.0%            0.0%            5.2%          0.0%        6.1%            4.5%        0.0%         3.9%          0.0%          0.0%           5.4%            0.0%
------ --------------- --------------- -------------- ----------- ----------- ----------- --------------- -------------- ------------- ------------- --------------- ---------------
Jun-12   0.0%            0.0%            0.0%          0.0%        0.0%            0.0%        0.0%         0.0%          0.0%          0.0%           0.0%           100.0%
------ --------------- --------------- -------------- ----------- ----------- ----------- --------------- -------------- ------------- ------------- --------------- ---------------

July 19, 2012

Comparative Hypothetical and Historical Total Returns (%), Volatility (%) and
Correlation -- June 29, 2012

                                           Three Year        Five Year      Ten Year Annualized Ten Year Annualized Ten Year
                                        Annualized Return Annualized Return       Return             Volatility           Sharpe Ratio Ten Year Correlation
--------------------------------------- ----------------- ----------------- ------------------- ------------------- ------------------ --------------------
J.P. Morgan Asia-Pacific Equity Rotator
5 Index                                       0.8%              2.7%               4.7%                4.6%                1.02             100.0%
--------------------------------------- ----------------- ----------------- ------------------- ------------------- ------------------ --------------------
MSCI Asia Pacific Index (Excess Return)       6.3%             -4.7%               4.2%                21.2%               0.20              44.6%
--------------------------------------- ----------------- ----------------- ------------------- ------------------- ------------------ --------------------
JPMorgan US Government Bond Index
(Excess Return)                               5.5%              5.1%               3.1%                5.3%                0.59              26.9%
--------------------------------------- ----------------- ----------------- ------------------- ------------------- ------------------ --------------------

Notes
[1] Past performance is not indicative of future returns.
Hypothetical, historical performance measures: Represents the performance of the J.P. Morgan Asia-Pacific Equity Rotator 5 Index based on, as applicable to the relevant measurement period, the hypothetical backtested daily closing levels through August 31, 2011, and the actual historical performance of the
Index based on the daily closing level from September 1, 2011 through June 29,
2012, as well as the performance of the MSCI Asia Pacific Index (Excess
Return), and the JPMorgan US
Government Bond Index (Excess Return) over the same periods. For purposes of these examples, each index was set equal to 100 at the beginning of the relevant measurement period and returns are calculated arithmetically (not compounded). There is no guarantee the J.P. Morgan Asia-Pacific Equity Rotator
5 Index will outperform the MSCI Asia Pacific Index (Excess Return), the
JPMorgan US Government Bond Index (Excess Return), or any alternative investment strategy. Sources: Bloomberg and JPMorgan.
Volatility and Correlation are calculated from the historical returns, as applicable to the relevant measurement period, of the MSCI Asia Pacific Index
(Excess Return) and the JPMorgan US Government Bond Index (Excess Return).
Volatility is calculated from the historical daily logarithmic returns of each index over a six-month observation period.
Correlation refers to the degree the J.P. Morgan Asia-Equity Rotator 5 Index has changed relative to daily changes in the MSCI Asia-Pacific Index (Excess
Return) and the JPMorgan US Government Bond Index (Excess Return) for the ten
year period prior to June 29, 2012.
The Sharpe Ratio , which is a measure of risk-adjusted performance, is computed as the ten year annualized historical return divided by the ten year annualized volatility.
The back-tested, hypothetical, historical annualized volatility and index leverage have inherent limitations. These volatility and leverage results were achieved by means of a retroactive application of a back-tested volatility model designed with the benefit of hindsight. No representation is made that in the future the relevant indices will have the volatility shown. Alternative modeling techniques or assumptions might produce significantly different results and may prove to be more appropriate. Actual annualized volatilities and leverage may vary materially from this analysis. Source: Bloomberg and
JPMorgan.

Key Risks

  The strategy comprises notional assets and liabilities and the exposures to the dynamic basket that tracks the excess returns of the Basket Constituents above the JPMorgan Cash Index USD 3 Month are purely notional. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest.
  The Index does not target a specific volatility (5% or otherwise) for the synthetic portfolio as a whole, and, due to potential correlation among the
Basket Constituents and individual weighting caps, the actual realized volatility of the Index may be greater than or less than 5%.
  The Strategy seeks to capitalize on positive market price trends based on the supposition that positive market price trends may continue. This Strategy is different from a strategy that seeks long-term exposure to a portfolio consisting of constant components with fixed weights. The Strategy may fail to realize gains that could occur from holding assets that have experienced price declines, but experience a sudden price spike thereafter.
  The Index will be subject to the performance of certain Asia-Pacific equity markets. The performance of such markets may be subject to a global or regional recession or a prolonged negative trend. Under these circumstances, the Index may have exposure only to the Bond Constituent for an extended period of time and no exposure to any Equity Constituent, if every Equity Constituent is in a negative trend. Your return may be adversely affected by a prolonged exposure to only the Bond Constituent.
  The Index may use leverage to increase the return from any Non-Cash
Constituent because the sum of the weights of the Basket Constituents included in the synthetic portfolio underlying the Index may be greater than 100%, up to a maximum total weight of 220%. In particular, the use of leverage will magnify any negative performance of the relevant Non-Cash Constituents which in turn could cause you to receive a lower payment at maturity than you would otherwise receive. In addition, the Futures Tracker Constituents are composed of highly leveraged instruments, such as futures contracts.
  Because of the method by which the weight of each Non-Cash Constituent selected for inclusion in the synthetic portfolio underlying the Index is determined, the weight of a selected Non-Cash Constituent generally decreases as its annualized realized volatility during the month preceding the relevant
Index rebalancing day increases. If one or more of the selected Non-Cash
Constituents experienced heightened volatility over the relevant period, the total weight of the Non-Cash Constituents included in the synthetic portfolio may be less than 100%. A total weight of less than 100% means that the Index is partially uninvested and, accordingly, the Index will reflect no return with respect to the uninvested portion.
 Under certain circumstances, one or more of the Non-Cash Constituents may be replaced by the Cash Constituent or may be removed, which may result in the portfolio being partially or wholly uninvested.

  Performances among the Basket Constituents may become highly correlated from time to time during the term of your investment. High correlation during periods of negative returns among Basket Constituents representing any one sector or asset type that have a substantial weighting in the Strategy could have a material adverse effect on the performance of the Strategy.
  The policies and judgments for which JPMSAPL is responsible could have an impact, positive or negative, on the level of the Strategy and the value of your investment. JPMSAPL is under no obligation to consider your interest as an investor in securities linked to the Strategy.
The risks identified above are not exhaustive. You should also review carefully the related "Risk Factors" section in the relevant product supplement and the
"Selected Risk Considerations" in the relevant term sheet or pricing supplement.
For more information on the Index and for additional key risk information see
Page 10 of the Strategy Guide at
http://www.sec.gov/Archives/edgar/data/19617/000095010312000122/crt_dp28073-fwp
..pdf

DISCLAIMER
JPMorgan Chase and Co. ("J.P. Morgan") has filed a registration statement
(including a prospectus) with the Securities and Exchange Commission (the
"SEC") for any offerings to which these materials relate. Before you invest in any offering of securities by J.P. Morgan, you should read the prospectus in that registration statement, the prospectus supplement, as well as the particular product supplement, the relevant term sheet or pricing supplement, and any other documents that J.P. Morgan will file with the SEC relating to such offering for more complete information about J.P. Morgan and the offering of any securities. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, J.P. Morgan, any agent, or any dealer participating in the particular offering will arrange to send you the prospectus and the prospectus supplement, as well as any product supplement and term sheet or pricing supplement, if you so request by calling toll-free
(866) 535-9248.
Free Writing Prospectus filed pursuant to Rule 433; Registration Statement No.
333-177923

J.P. Morgan Structured Investments | 800 576 3529 |
JPM_Structured_Investments@jpmorgan.com

July 19, 2012